UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               INNOVO GROUP INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   457954501
                                   ---------
                                 (CUSIP Number)

                                   Hubert Guez
                             5804 E. Slauson Avenue
                           Commerce, California 90040
                                 (323) 890-9660
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2003
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 17 Pages
                             Exhibit List: Page 16

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 2 of 17 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  COMMERCE INVESTMENT GROUP, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  California

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,069,689
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,069,689

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,069,689

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            9.65%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 3 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  S.H.D. INVESTMENTS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

6 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  California

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   285,714
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            285,714

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            285,714

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            1.35%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 4 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GRIFFIN JAMES ARON GUEZ IRREVOCABLE TRUST

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  CALIFORNIA

                           7        Sole Voting Power
 Number of                                  142,857
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   142,857
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            142,857

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            .07%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 5 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  STEPHEN AVNER FELIZ GUEZ IRREVOCABLE TRUST

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  CALIFORNIA

                           7        Sole Voting Power
 Number of                                  392,857
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   392,857
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            392,857

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                           1.86%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 6 of 17 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  HUBERT GUEZ

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  1,045,328
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,069,689
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,045,328
    With
                           10       Shared Dispositive Power
                                            2,069,689

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,115,017

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            14.52%

14       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 7 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PAUL GUEZ

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  985,714
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,069,689
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   985,714
    With
                           10       Shared Dispositive Power
                                            2,069,689

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,055,403

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            14.24%

14       Type of Reporting Person (See Instructions)

                  IA

                                                             Page 8 of 17 Pages

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated November 30, 2000 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Commerce Investment Group, Inc. ("Commerce");

                  ii) S.H.D. Investments, LLC ("S.H.D.");

                  iii) Griffin James Aron Guez Irrevocable Trust ("Griffin Guez
                       Trust");

                  iv) Stephen Avner Feliz Guez Irrevocable Trust ("Stephen Guez
                      Trust");

                  v) Mr. Hubert Guez ("Mr. Hubert Guez"); and

                  vi) Mr. Paul Guez ("Mr. Paul Guez").

               This Statement relates to the Shares held for the accounts of Commerce, SHD, Azteca Production International, a California corporation ("Azteca"), Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"), and Mr. Hubert Guez.

                              The Reporting Persons

               Commerce is limited liability company organized in California and has its principal office at 5804 East Slauson Avenue, Commerce, California 90040. The principal business of Commerce is investment in securities. Mr. Hubert Guez and Mr. Paul Guez are joint owners of Commerce and, in such capacity, Mr. Hubert Guez and Mr. Paul Guez may be deemed to be the beneficial owners of the Shares held for the account of Commerce. Current information concerning the identity and background of the directors and officers of Commerce is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Mr. Paul Guez is the Executive Vice President and Investment Manager of Azteca and, in such capacities, Mr. Paul Guez may be deemed to be the beneficial owner of the Shares held for the account of Azteca. Mr. Paul Guez also serves as the President of SHD and, in such capacity, may be deemed to be the beneficial owner of the Shares held for the account of SHD. Finally, Mr. Hubert Guez is the Chairman of the Board and Chief Executive Officer of Integrated and, in such capacities may be deemed to be the beneficial owner of the Shares held for the account of Integrated. Current information concerning the identity and background of the directors and officers of Azteca and Integrated is also set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               The principal occupation of Mr. Hubert Guez, a United States citizen, is the direction of the activities of Commerce, which is carried out in his capacity as Chief Manager of Commerce at Commerce's principal offices located at 5804 East Slauson Avenue, Commerce, California 90040. The principal occupation of Mr. Paul Guez, a United States citizen, is the direction of the activities of Commerce, which is carried out in his capacity as Senior Vice President of Commerce at Commerce's principal offices located at 5804 East Slauson Avenue, Commerce, California 90040.

                                                              Page 9 of 17 Pages

               The Griffin Guez Trust and the Stephen Guez Trust are trusts organized and existing under the laws of the State of California. Ms. Marguerite Guez serves as the trustee of the Griffin Guez Trust and the Stephen Guez Trust. The address of the Griffin Guez Trust and the Stephen Guez Trust is 5804 East Slauson Avenue, Commerce, California 90040.

               SHD is a California limited liability company and SHD's principal offices are located at 5804 East Slauson Avenue, Commerce, California 90040. The principal business of Commerce is investment in securities. Mr. Paul Guez serves as President of SHD.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.        Interest in Securities of the Issuer.

               According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q/A for the quarterly period ended August 14, 2003, the number of Shares outstanding was 21,158,308 as of October 14, 2003.

               (a) (i) Commerce may be deemed the beneficial owner of 2,069,689 Shares (approximately 9.65% of the total number of Shares outstanding assuming the exercise of warrants held for its account). This number consists of A) 1,769,689 Shares held for its account, and B) 300,000 Shares issuable upon the exercise of warrants held for its account.

                   (ii) SHD may be deemed to be the beneficial owner of the 285,714 Shares (approximately 1.35% of the otal number of Shares outstanding). This number consists of 285,714 Shares held for its account.

                   (iii)The Griffin Guez Trust may be deemed to be the beneficial owner of 142,857 Shares (approximately 0.07% of the total number of Shares outstanding). This number consists of 142,857 Shares held for its account.

                   (iv) The Stephen Guez Trust may be deemed to be the beneficial owner of 392,857 Shares (approximately 1.86% of the total number of Shares outstanding). This number consists of 142,857 Shares held for its account.

                   (v) Mr. Hubert Guez may be deemed the beneficial owner of 3,115,017 Shares (approximately 14.52% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Commerce). This number consists of A) 23,900 Shares held for his personal account, B) 1,769,689 Shares held for the account of Commerce, C) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce, and D) 1,021,428 Shares held for the account of Integrated.

                                                             Page 10 of 17 Pages

                   (vi) Mr. Paul Guez may be deemed the beneficial owner of 3,055,403 Shares (approximately 14.24% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Commerce). This number consists of A) 1,769,689 Shares held for the account of Commerce, B) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce,
C) 285,714 Shares held for the account of SHD, and D) 700,000 Shares held for the account of Azteca.

               (b) (i) Commerce may be deemed to have shared power to direct the voting and disposition of the 2,069,689 Shares held for its account (assuming the exercise of warrants held for the account of Commerce).

                   (ii) SHD may be deemed to have shared power to direct the voting and disposition of the 285,714 Shares held for its account.

                   (iii)The Griffin Guez Trust may be deemed to have the sole power to direct the voting and disposition of the 142,857 Shares held for its account.

                   (iv) The Stephen Guez Trust may be deemed to have the sole power to direct the voting and disposition of the 392,857 Shares held for its account.

                   (v) Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the 23,900 Shares held for his personal account and the 1,021,428 Shares held for the account of Integrated. Mr. Hubert Guez may also be deemed to have shared power to direct the voting and disposition of the 2,069,689 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce).

                   (vi) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the 700,000 Shares held for the account of Azteca. Mr. Paul Guez may also be deemed to have shared power to direct the voting and disposition of the 2,069,689 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce) and the 285,714 Shares held for the account of SHD.

               (c) Except as set forth in Annex B hereto, there have been no transactions effected with respect to the Shares since August 30, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of Commerce, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Commerce in accordance with their ownership interests in Commerce.

                   (ii) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca in accordance with their ownership interests in Azteca.

                   (iii)The shareholders of Integrated have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated in accordance with their ownership interests in Integrated.

                                                             Page 11 of 17 Pages

                   (iv) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of SHD in accordance with their ownership interests in SHD.

                   (v) The beneficiary of the Griffin Guez Trust have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Griffin Guez Trust.

                   (vi) The beneficiary of the Stephen Guez Trust have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Stephen Guez Trust.

               (e) Each of the Griffin Guez Trust and the Stephen Guez Trust have ceased to be beneficial owners of more than five percent of the Shares.

Item 7.         Material to be Filed as Exhibits

                The Exhibit List is incoporated herein by reference.

                                                             Page 12 of 17 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     October 29, 2003           COMMERCE INVESTMENT GROUP, LLC


                                     By: /s/ Hubert Guez
                                         ---------------------------------------
                                         Hubert Guez
                                         Manager

Date:     October 29, 2003           S.H.D. INVESTMENTS, LLC


                                     By: /s/ Paul Guez
                                         ---------------------------------------
                                         Paul Guez
                                         President

Date:     October 29, 2003           GRIFFIN JAMES ARON GUEZ IRREVOCABLE TRUST


                                     By: /s/ Marguerite Guez
                                         ---------------------------------------
                                         Marguerite Guez
                                         Trustee

Date:     October 29, 2003           STEPHAN AVNER FELIZ GUEZ IRREVOCABLE TRUST


                                     By: /s/ Marguerite Guez
                                         ---------------------------------------
                                         Marguerite Guez
                                         Trustee

Date:     October 29, 2003           HUBERT GUEZ


                                     /s/ Hubert Guez
                                     -------------------------------------------
                                     Hubert Guez

Date:     October 29, 2003           PAUL GUEZ


                                     /s/ Paul Guez
                                     -------------------------------------------
                                     Paul Guez

                                                             Page 13 of 17 Pages

                                     ANNEX A

            Directors and Officers of Commerce Investment Group, LLC

Name/Title/Citizenship              Principal Occupation                        Business Address
----------------------              --------------------                        ----------------

Hubert Guez                         Chief Manager of Commerce Investment        5804 East Slauson Avenue
Chief Manager                       Group, LLC                                  Commerce, CA  90040
(United States)

Paul Guez                           Senior Vice President of Commerce           5804 East Slauson Avenue
Senior Vice President               Investment Group, LLC                       Commerce, CA  90040
(United States)


            Directors and Officers of Azteca Production International

Name/Title/Citizenship              Principal Occupation                        Business Address
----------------------              --------------------                        ----------------
Hubert Guez                         Chief Manager of Commerce Investment        5804 East Slauson Avenue
President, Secretary and Chief      Group, LLC                                  Commerce, CA  90040
Financial Officer
(United States)

Paul Guez                           Senior Vice President of Commerce           5804 East Slauson Avenue
Executive Vice President            Investment Group, LLC                       Commerce, CA  90040
(United States)


           Directors and Officers of Integrated Apparel Resources, LLC

Name/Title/Citizenship              Principal Occupation                        Business Address
----------------------              --------------------                        ----------------
Hubert Guez                         Chief Manager of Commerce Investment        5804 East Slauson Avenue
Director, Chairman of the Board,    Group, LLC                                  Commerce, CA  90040
Chief Executive Officer and
Secretary
(United States)

Dov Haddad                          President of Integrated Apparel             5804 East Slauson Avenue
Director and President              Resources, LLC                              Commerce, CA  90040
(United States)

Paul Guez                           Senior Vice President of Commerce           5804 East Slauson Avenue
Director                            Investment Group, LLC                       Commerce, CA  90040
(United States)

Fred Kalmar                         Chief Financial Officer of Integrated       5804 East Slauson Avenue
Chief Financial Officer             Apparel Resources, LLC                      Commerce, CA  90040
(United States)

                                                             Page 14 of 17 Pages

Gloria Ng                           Chief Operating Officer of Integrated       5804 East Slauson Avenue
Chief Operating Officer             Apparel Resources, LLC                      Commerce, CA  90040
(United States)

Phillip Li                          Executive Vice President of Integrated      5804 East Slauson Avenue
Executive Vice President            Apparel Resources, LLC                      Commerce, CA  90040
(United States)

               Except for the information reported herein with regard to Mr. Hubert Guez and Mr. Paul Guez, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 15 of 17 Pages

                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                INNOVO GROUP INC.


                                                      Nature of      Number of
For the Account of        Date of Transaction         Transaction    Securities             Price
------------------        -------------------         -----------    ----------             -----


Paul Guez                 August 28, 2003             Sale            5,000 Shares          $5.30

Paul Guez                 August 28, 2003             Sale            5,000 Shares          $5.05

Paul Guez                 August 28, 2003             Sale            5,000 Shares          $5.00

Paul Guez                 August 29, 2003             Sale            5,000 Shares          $5.66

Paul Guez                 August 29, 2003             Sale            5,000 Shares          $5.45

Paul Guez                 August 29, 2003             Sale            5,000 Shares          $5.40

Commerce Investment                                  Cashless        1,000,000 Shares
Group LLC                 September 18, 2003         Exercise of     (received 707,927
                                                     Options         Shares)                $2.10

S.H.D. Investments, LLC   October 24, 2003           Cashless        500,000 Shares
                                                     Exercise of     (received 285,714      $2.10
                                                     Options         Shares)

Integrated Apparel        October 24, 2003           Cashless        1,000,000 Shares
Resources, LLC                                       Exercise of     (received 571,428      $2.10
                                                     Options         Shares)

Griffin James Aron Guez   October 24, 2003           Cashless        250,000 Shares
Irrevocable Trust                                    Exercise of     (received 142,857      $2.10
                                                     Options         Shares

Stephen Avner Feliz Guez  October 24, 2003           Cashless        250,000 Shares
Irrevocable Trust                                    Exercise of     (received 142,857      $2.10
                                                     Options         Shares)


                                                             Page 16 of 17 Pages

                                 EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

A.      Joint Filing Agreement dated as of October 29, 2003
        by and among Commerce Investment Group, LLC, S.H.D.
        Investments, LLC, Griffin James Aron Guez Irrevocable
        Trust, Stephen Avner Feliz Guez Irrevocable Trust,
        Mr. Hubert Guez and Mr. Paul Guez...................                  17

                                                             Page 17 of 17 Pages

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, par value $0.10 per share, of Innovo Group Inc., dated as of October 29, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:     October 29, 2003           COMMERCE INVESTMENT GROUP, LLC


                                     By: /s/ Hubert Guez
                                         ---------------------------------------
                                         Hubert Guez
                                         Manager

Date:     October 29, 2003           S.H.D. INVESTMENTS, LLC


                                     By: /s/ Paul Guez
                                         ---------------------------------------
                                         Paul Guez
                                         President

Date:     October 29, 2003           GRIFFIN JAMES ARON GUEZ IRREVOCABLE TRUST


                                     By: /s/ Marguerite Guez
                                         ---------------------------------------
                                         Marguerite Guez
                                         Trustee

Date:     October 29, 2003           STEPHAN AVNER FELIZ GUEZ IRREVOCABLE TRUST


                                     By: /s/ Marguerite Guez
                                         ---------------------------------------
                                         Marguerite Guez
                                         Trustee

Date:     October 29, 2003           HUBERT GUEZ


                                     /s/ Hubert Guez
                                     -------------------------------------------
                                     Hubert Guez

Date:     October 29, 2003           PAUL GUEZ


                                     /s/ Paul Guez
                                     -------------------------------------------
                                     Paul Guez